ArcelorMittal Announces Leadership Transition for Flat Carbon South America Operations

Luxembourg, 20 March 2009 (19:00 CET) – ArcelorMittal today announces that as part of his original retirement plan, José Armando Campos has stepped down. Management Committee member, Mr. Campos, 60, will retire from his executive duties on 31st March 2009. However, he will continue with ArcelorMittal in an advisory capacity, so that the company’s Brazilian operations will continue to benefit from his skills and experience.

Mr. Campos began his tenure with the organization in 1992, leaving the Brazilian mining firm CVRD to join Companhia Siderúrgica de Tubarão (CST) as it was being privatized. He became President and CEO of CST in 1997. He has held the same positions at ArcelorMittal Brasil since its formation – through the integration of CST, Vega do Sul, and BelgoMineira – in 2005. He has been a member of the Brazilian Steel Institute (IBS) and was its President from 2002 to 2005. He has also been a member of the Brazilian Metallurgy and Materials Society since 1972 and is on the Board of Directors of the Brazilian Business Council for Sustainable Development (CEBDS).

Benjamin Baptista, who has been appointed to the position of Vice President and CEO, Flat Carbon South America (FCSA), will succeed José Armando Campos.

Mr. Baptista currently serves as Vice President, Commercial for FCSA. An engineer, he has had a broad range of executive experience since joining the company in 1983, including extensive project and operational responsibilities. His knowledge and experience managing commercial coordination and critical customer relationships for FCSA will contribute substantially to the realization of ArcelorMittal’s strategic growth objectives in this important region.

Commenting, Aditya Mittal, Chief Financial Officer and member of ArcelorMittal’s Group Management Board responsible for Flat Carbon Americas said:

“José Armando has provided exceptional service to ArcelorMittal and to the employees of FCSA. Based in large part on his personal integrity and commitment to people development, FCSA has become one of the most well respected operations in our Group as well as in the entire Brazilian economy. His leadership during the integration of Arcelor and Mittal was invaluable, and we are pleased that our Brazilian operations will continue to benefit from his counsel. We are also very confident and excited that Benjamin will provide the executive leadership and vision required to carry FCSA through this challenging economic period and on to the next generation of success for ArcelorMittal’s operations in the region.”